INVEST IN **TRIBEVEST**

The future of group investing is here


tribevest
Group Investing, Democratized.

tribevest.com Columbus OH

Tech Platform Investing Investors

Highlights

1. Over 15,000 Tribevestors have started their group investing journey on our platform

2. Over $30 million in capital deployed by our Tribes

3. Our Tribes are investing in a big way. Average monthly deposits in 2022 are approximately $3 Million

4. On track to more than 5x revenue in 2022 (not guaranteed)

5. Backed by VCs like Mucker Capital, Gaingels and executives from Zillow, Dropbox and CheckFree

5. Backed by VCs like Mucker Capital, Gaingels and executives from Zillow, Dropbox and CheckFree

6. Highly touted on CNBC Closing Bell and featured in Tech Crunch and MarketWatch

Our Team



Travis Smith Founder & CEO

With over 15 years in technology, fintech, and personal group investing experience, Travis is uniquely qualified to build the collaborative investing infrastructure of the future.

LEAD INVESTOR



Peter J. Kight

Tribevest is aimed at one of the largest sweet spots in fintech: responsible middle-class families. It applies the best part of fintech: the application of technology to everyday needs to make it easier, more efficient, and more effective to meet targeted objectives. Travis has shown great discipline and effectively applied relentless energy in driving Tribevest from a simple idea to a real opportunity. He's put together a solid team, focused on developing saleable distribution leverage, and has relentlessly sought and applied continuous improvements in the service platform on an ongoing basis. He didn't launch the product before it was ready, keeping his initial test group small, and has benefited from this discipline. I've been impressed with Travis' willingness to listen and learn, and effectively apply what he has learned. There will be more than one company that creates successful applications within this market area because it is so big and benefits so directly from the broad reach and efficiency of the internet and the effectiveness of social media. Tribevest is going to be one of those winners.

Invested $100,000 this round & $100,000 previously



Zach Bowers Co-Founder & CTO

Repeat fintech founder with over 10 years of experience as a driven, innovative, product obsessed mind. Focused on product led growth.



Julian McClurkin Chief Storyteller

A professional basketball player with the world-famous Harlem Globetrotters, a Guinness World Record holder, a minister at his church, a husband, a father, and an all-around great guy.



Brittany Barchalk Head of Marketing

Creative and technical growth marketer with seven years of marketing experience at startups including ScriptDrop and Rhyme formerly PriorAuthNow.



Lee Sweatt CFO

Fractional-CFO for multiple consumer tech companies in Pre-Seed, Seed, Series A and B. Built financial and operational models for Seed and Series A level raises from institutional VCs. Three (3) MBAs, Morgan Stanley Alum and Former NHL Athlete.



Jill Raderstorf Strategic Advisor

Three years experience as a venture capital investor and over a decade of experience in the financial services industry with JP Morgan's Private Bank and the Federal Deposit Insurance Corporation.



Emmalee Cioffi Head of Activation and Onboarding

Using her decade of strategic communications experience to build and lead a world-class onboarding and activation system.



Rachel Erb Customer Success Manager

Data-driven and customer-obsessed manager with six years of experience leading teams, most recently at CoverMyMeds



Douglas Wright Head of Product Engineering

Over two decades experience in the tech industry leading teams from startups to established organizations.



Doug Linley Senior Software Engineer

With 25 years experience in software engineering roles that include engineering, architecture, and management, Doug has helped launch products and hone systems for both small and enterprise organizations.



John Franck

Strategic product manager with eight years of experience in product and project management focused on rapid growth.



Kasey Randall Head of Design

With over a decade of experience, Kasey has helped create and launch impactful user experiences through research, critical thinking, collaboration, and exceptional interaction design.

Why Tribevest?

Tribevest is the all-in-one platform to collaborate, formalize, pool capital, and manage your investor partnership business. Each customer is the founder of their own business. Our "founders" use Tribevest as a tool - but their stories are their own. Hear from our Founders and how they are achieving their dreams with Tribevest.


Tribe Stories Season 1 Recap
Watch later
Share
Watch on YouTube

tribevest

Group Investing, Democratized.


Crypto Crew
$45,198.00
STR Group
Funding

Since the beginning we have survived and thrived together.





Yet, when it comes to building wealth we have been told to go it alone.

We've been trained to work that 9-5 job, invest in a 401(k), and retire at 65.



But the wealthy would tell you to do business with people you know, like and trust.

Experts at group investing, they pool their capital, spread risk, and network for the best deals.



So why doesn't everyone invest together?

Because group investing is hard. It's difficult to organize and manage if you're not connected.


$3,000
legal and filing fees
100+
hours of administration and research
6
weeks from start to banking

We've reverse engineered how the wealthy invest as a group.

We call it Tribevest and it's safe, easy and transparent.


Crypto Crew
$45,198.00
STR Group
Funding

Start your Tribe in as little as 48 hours.



Founder
Multi-Owner Vehicle
LLC Formation
Operating Documents
FDIC Banking & Contribution Tools
Due Diligence & Annual Compliance
Incorporation Completed
Multi-Owner Vehicle
Collaborative Dashboard
Operating Documents & Management Tools
Pool Capital & Transact As Entity
Annual Compliance

Pool capital confidently, invest in any asset class.



Pool Capital Easily (Automate Contributions)
Tribevest Platform
Transacts-as-an-Entity Seamlessly (ANY deal on or off the internet)
Individual Member Owner
Multi-Owner Vehicle (MOV)

Tribevest makes group investing easy.

Setup and pool capital in less than 48 hours with your Member FDIC insured business bank account.



MY LAST CONTRIBUTION
$200.00
Deposited 12/1/20
MY NEXT CONTRIBUTION
$500.00
Scheduled 12/31/20
Funding Round Participants (6):
tribevest
$50,000.00

Tribevest makes group investing safe.

Formalize and become business owners through a multi-member LLC. We take care of the filing for you.



E-FILE
Filing State
Delaware
Business Name
Wealth Capital Group
LLC
Available in Delaware

Tribevest makes group investing transparent.

Operate and invest as a group with confidence. There are no surprises in your collaborative dashboard.



So why now?

How we transact with one another has changed. We have entered the together economy.

Don't take rides from strangers. — Uber

Don't invite strangers into your home. — airbnb

Don't do business with friends and family. — tribevest

Tribevest makes investing social.

Our Tribes have an average of 5.7 members, with those Tribes referring and starting new Tribes.


Zack
Good Vibes Tribe
6 Members
$140k Single-Family Rental
Friends journey toward real estate investing together
Brad
WC Tribe
11 Members
$100k Real Estate Syndicate
Medical School colleagues invest in real estate
Dr. Jina
Startup Tribe
4 members
$25k Startup Investment
Friends go in on deal together

Over 1,300 Tribes are unlocking their dreams, together.



Large Real Estate Deal

Cryptocurrency

"We have over $1M of investments that have been very successful, and all I do is put in my monthly contribution. That's the power of Tribevest. You pool your capital, find a shared focus, and rally members you have a common interest with. Really the sky's the limit."

Kevin Danni
Founder of LCF86, LLC



Business Venture

"Tribevest is the perfect solution for people who are starting from scratch and figuring out how to invest."

Lynn-Ann
Founder of Time2Talk Angels



"As I began to look for deals, I knew I was going to need people to actually help me push the button and begin. Tribevest provides the ability to bring a group of people together and protect everyone involved by forming an

Single-Family Property

LLC."

Faith Jones, Founder of Five Doves Investor Tribe 2.0

Our market size expands as more start their wealth journey than ever before.

100M Brokerage Investors
Total Available Market
US households with taxable brokerage accounts

40M Private Asset Investors
Serviceable Available Market
K-1s received every year representing ownership in private investments

4M Tribes
Serviceable Obtainable Market

$1.7B
Revenue Opportunity

10,000 Tribes by 2023.

10K → **$437** → **$4M ARR**

Active Tribes
by 2023

Year 1 Lifetime Value
$348 annually + additional services

Leaders in venture position us here.



Lightspeed
RETAIL INVESTING IS HITTING ITS ZEITGEIST MOMENT
SERVICES
FRICTION-FREE, MOBILE-FIRST
SOCIAL & COMMUNITY
MEBERSHIP & EDUCATIONAL
COMMERCE
TD Ameritrade
E*TRADE
Fidelity
InteractiveBrokers
MERRILL
Robinhood
acorns
STASH
TRADE REPUBLIC
etoro
FLINK
Stocktwits
tribevest
Perfectna Inc.
Public
ALINEA INVEST
STOCKPILE
TradingView
stockperks
grifin
FRONT
SAY
Titan
nvstr
ELLEVEST
Rally
Otis
MYTHIC MARKETS
vinovest
MASTERWORKS
MAINVEST
TRADING-AS-A-SERVICE ENABLER
DriveWealth
Alpaca
GALILEO
SERVICE ECONOMY
EXPERIENCE ECONOMY
TRANSFORMATION ECONOMY
by Mercedes Bent

Competitive Landscape



Collaborative
Public Assets
Private Assets
tribevest
Webull
Public.com
Robinhood
AngelList
ASSURE
MASTERWORKS


FUNDRISE
Republic
WEFUNDER
REALTY MOGUL
vino vest
Fidelity
wealthfront
Ameritrade
Betterment
Individual

Tribevest will use the funds to scale across all areas of the business.




NfX
Network Effects


Good Vibes Tribe
WC Tribe
Startup Tribe

Mobile App launch this summer

Deal and Service partner integrations

Accelerate marketing and customer acquisition

The future of investing together is here and we are just getting started.

Today
The Utility

Launch Entity
Group banking and operations
Capital contributions
Transact and acquire assets
Tracking and record management
Registered agent
Document review
K-1 services
Brokerage accounts

Tomorrow
The Network

Social and community mobile app
Investment and service platform integration
Automated investment account opening
K-1 automation
Tribe investment portfolio
Tribe lending
DAO Tribe offering
On/Off Chain Tribe and portfolio

Future
The API

Deal platforms
Investment platforms
Banking partners
Service partners
Retail partners

Thanks to CNBC & Mercedes Bent for including Tribevest in your discussion on investing around "social and community experience."


Tribevest featured on CNBC as a "company to watch"
Watch later
Share
Retail Investing's Zeitgeist Moment
Services
Friction-Free, Mobile First
Social & Community
Membership & Educational
Commerce
Ameritrade
Robinhood
Stocktwits
stockperks
Rally
E*TRADE
acorns
tribevest
ELLEVEST
Otis
Fidelity
FLINK
Public
grifin
vino vest
CLOSING BELL
RETAIL INVESTING HITTING A "ZEITGEIST MOMENT"?
CNBC
Watch on YouTube